Exhibit 99.1

Golden Star Fourth Quarter & Full Year 2017 Results Conference Call

TORONTO, Jan. 23, 2018 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its fourth quarter and full year 2017 financial results after market close on February 20, 2018.

The Company will conduct a conference call and webcast to discuss these results on February 21, 2018 at 10:00 am ET.  The access details are as follows:

Toll Free (North America): +1 833 231 8263
Toronto Local and International: +1 647 689 4108
Conference ID: 2696867
Webcast: www.gsr.com

A recording and webcast replay of the call will be available at www.gsr.com following the call.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/January2018/23/c5674.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 23-JAN-18